Exhibit 99.1

Press Release

Eltek Ltd. Reports 2024 Third Quarter Financial Results

Petach Tikva, Israel (November 19, 2024) Eltek Ltd. (NASDAQ: ELTK), a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), today announced its financial results for the quarter ended September 30, 2024.

Third Quarter 2024 Highlights

◾	Revenues were $13.5 million, up 14 % over Q3 2023

◾	Operating profit was $1.9 million

◾	Profit before tax was $2.0 million

◾	Net income was $1.7 million or $0.25 per fully diluted share

◾	As of September 30, 2024, cash and cash equivalents amounted $18.1 million

"In the third quarter of 2024, we delivered strong financial results. We generated a record of $13.5 million in sales, bringing our revenues to $35.8 million for the first three quarters of 2024 and twelve-month trailing revenues (TTM) of $48 million. Our gross profit for the quarter totaled $3.5 million, with a net profit of $1.7 million. The gross margin for the third quarter reached 26%, reflecting the alignment of our product mix with market demand and the adjustment of production workers' wages to the current state of the local employment market. We continue to see robust demand across our two main customer segments: defense and aerospace, and medical devices. As of the end of the quarter, our cash and cash equivalents stood at $18.1 million, providing significant financial support for our growth strategy," said Eli Yaffe, CEO of Eltek.

"Throughout the quarter, we also advanced our accelerated investment plan. By year-end 2024, we plan to open a new 15,000 sq. ft. manufacturing space in our facility, which will include a state-of-the-art full Solder Mask Application line," Mr. Yaffe added.

"In response to continued demand for our products and our strong profitability, Eltek's Board of Directors has adopted a dividend policy, effective from 2024 year-end onwards. The policy will allow for an annual distribution of up to 25% of our net income, as determined under US GAAP," concluded Mr. Yaffe.

Third Quarter 2024 GAAP Financial Results

Revenues for the third quarter of 2024 were $13.5 million, compared to $11.9 million in the third quarter of 2023, a 14% increase;

Gross profit for the third quarter of 2024 was $3.5 million (26% of revenues) compared to $3.7 million (31% of revenues) in the third quarter of 2023. Gross margin in the third quarter of 2023 was exceptional due to sales orders which included an exceptional low material components;

Operating profit for the third quarter of 2024 was $1.9 million compared to operating profit of $2.3 million in the third quarter of 2023;

Income before income tax for the third quarter of 2024 was $2.0 million compared to $2.6 million in the third quarter of 2023;

Net income for the third quarter of 2024 was $1.7 million or $0.25 per fully diluted share compared to net income of $2.1 million or $0.36 per fully diluted share in the third quarter of 2023.

Third Quarter 2024 Non-GAAP Financial Results

EBITDA for the third quarter of 2024 was $2.3 million (17% of revenues) compared to EBITDA of $2.6 million (22% of revenues) in the third quarter of 2023.

First Nine Months 2024 GAAP Financial Results

Revenues for the first nine months of 2024 were $35.8 million compared to $34.4 million in the first nine months of 2023;

Gross profit for the first nine months of 2024 was $8.4 million (23% of revenues) compared to $9.6 million (28% of revenues) in the first nine months of 2023;

Operating profit for the first nine months of 2024 was $4.0 million compared to operating profit of $5.3 million in the first nine months of 2023;

Financial income for the first nine months of 2024 was $1.0 million compared to financial income of $0.8 million in the first nine months of 2023.

Income before income tax for the first nine months of 2024 was $5.0 million compared to $6.0 million in the first nine months of 2023;

Net profit for the first nine months of 2024 was $4.2 million or $0.63 per fully diluted share compared to net profit of $5.0 million or $0.85 per fully diluted share in the first nine months of 2023.

First Nine Months 2024 Non-GAAP Financial Results

EBITDA for the first nine months of 2024 was a $5.2 million (14% of revenues) compared to EBITDA of $6.2 million (18% of revenues) in the first nine months of 2023.

About our Non-GAAP Financial Information

The Company reports financial results in accordance with U.S. GAAP and herein provides some non-GAAP measures, including EBITDA. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results that are prepared in accordance with GAAP. The Company uses the non-GAAP measures presented to evaluate and manage the Company’s operations internally. The Company is also providing this information to assist investors in performing additional financial analysis. Reconciliation between the Company's results on a GAAP and non-GAAP basis is provided in the table below.

Conference Call

Today, Tuesday, November 19, 2024, at 9:00am Eastern Time (16:00pm Israel Time, 6:00am Pacific Time), Eltek will conduct a conference call to discuss the results. The call will feature remarks by Eli Yaffe, Chief Executive Officer and Ron Freund, Chief Financial Officer.

To participate, please call the following teleconference numbers. Please allow for additional time to connect prior to the call:

United States:	1-866-860-9642
Israel:	03-918-0691
International:	+972-3-918-0691

To Access a Replay of the Call

A replay of the call will be available for 30 days on the Investor Info section on Eltek’s corporate website at http://www.nisteceltek.com approximately 24 hours after the conference call is completed.

About Eltek

Eltek – ”Innovation Across the Board”, is a global manufacturer and supplier of technologically advanced solutions in the field of printed circuit boards (PCBs), and is an Israeli leading company in this industry. PCBs are the core circuitry of most electronic devices. Eltek specializes in the manufacture and supply of complex and high quality PCBs, HDI, multilayered and flex-rigid boards for the high-end market. Eltek is ITAR compliant and has AS-9100 and NADCAP Electronics certifications. Its customers include leading companies in the defense, aerospace and medical industries in Israel, the United States, Europe and Asia.

Eltek was founded in 1970. The Company’s headquarters, R&D, production and marketing center are located in Israel. Eltek also operates through its subsidiary in North America and by agents and distributors in Europe, India, South Africa and South America.

For more information, visit Eltek's web site at www.nisteceltek.com

Forward Looking Statement

Some of the statements included in this press release may be forward-looking statements that involve a number of risks and uncertainties including, but not limited to expected results in future quarters, the impact of Israel’s continuing war against Hamas and Hezbollah, the impact of the Coronavirus on the economy and our operations, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company’s Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission. Any forward-looking statements set forth in this press release speak only as of the date of this press release. The information found on our website is not incorporated by reference into this press release and is included for reference purposes only.

Investor Contact

Ron Freund
Chief Financial Officer
Investor-Contact@nisteceltek.com
+972-3-939-5023

(Tables follow)

Eltek Ltd.
Consolidated Statements of Income
U.S dollars in thousands (except per share data)

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Revenues	13,520	11,861	35,769	34,374
Costs of revenues	(10,003)	(8,182)	(27,364)	(24,728)

Gross profit	3,517	3,679	8,405	9,646

Research and development expenses, net	(17)	(12)	(79)	(36)
Selling, general and administrative expenses	(1,592)	(1,357)	(4,292)	(4,317)

Operating profit	1,908	2,310	4,034	5,293

Financial income, net	137	279	976	756

Income before income tax	2,045	2,589	5,010	6,049

Income tax expenses	333	442	808	1,027

Net income	1,712	2,147	4,202	5,022

Earnings per share:
Basic net profit per ordinary share	0.26	0.36	0.64	0.85

Diluted net profit per ordinary share	0.25	0.36	0.63	0.85

Weighted average number of ordinary shares used to compute
basic net profit per ordinary share (in thousands)	6,710	5,914	6,597	5,890

Weighted average number of ordinary shares used to compute
diluted net profit per ordinary share (in thousands)	6,768	5,987	6,675	5,927

Eltek Ltd.
Consolidated Balance Sheets
U.S dollars in thousands

	September 30,	December 31,
	2024	2023

Assets

Current assets:
Cash and cash equivalents	8,548	9,278
Short-term bank deposits	9,530	2,862
Receivables: Trade, net of provision for doubtful accounts	12,800	10,898
Other	83	689
Inventories	6,775	6,135
Prepaid expenses	225	245

Total current assets	37,961	30,107

Long term assets:
Severance pay fund	56	57
Deferred tax asset, net	663	1,098
Operating lease right of use assets	5,933	6,555
Total long term assets	6,652	7,710

Fixed assets, less accumulated depreciation	14,166	9,354

Total Assets	58,779	47,171

Liabilities and Shareholder's equity

Current liabilities:
Accounts payable: Trade	6,166	7,503
Other	5,812	5,689
Short-term operating lease liabilities	799	789

Total current liabilities	12,777	13,981

Long-term liabilities:
Employee severance benefits	436	447
Long-term operating lease liabilities	5,240	5,871

Total long-term liabilities	5,676	6,318

Shareholders' equity:
Ordinary shares of NIS 3.0 par value – Authorized: 10,000,000 shares at September 30, 2024 and December 31, 2023; Issued and outstanding: 6,712,040 shares at September 30, 2024 and 6,020,693 shares at December 31, 2023	6,009	5,443
Additional paid-in capital	32,611	23,587
Cumulative foreign currency translation adjustments	(1)	783
Capital reserve	2,346	1,900
Accumulated deficit	(639)	(4,841)
Total shareholders' equity	40,326	26,872
Total liabilities and shareholders' equity	58,779	47,171

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
U.S dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

GAAP net income	1,712	2,147	4,202	5,022
Add back items:

Financial income, net	(137)	(279)	(976)	(756)
Income tax expenses	333	442	808	1,027
Depreciation and amortization	388	299	1,141	929
Non-GAAP EBITDA	2,296	2,609	5,175	6,222

Eltek Ltd.
Consolidated Statement of Cash flow
U.S dollars in thousands

	Three months ended		Nine months ended
	September 30,		September 30,
	2024	2023	2024	2023

Cash flows from operating activities:

Net Income	1,712	2,147	4,202	5,022
Adjustments to reconcile net income to net cash flows
provided by operating activities:
Depreciation and amortization	388	299	1,141	929
Accrued interest	115	-	(71)	-
Stock-based compensation	160	72	446	216
Decrease in deferred tax assets and long term tax receivable	313	432	404	998
	976	803	1,920	2,143

Decrease (increase) in operating lease right-of-use assets	1	-	4	(22)
Decrease (increase) in trade receivables	(2,735)	985	(2,218)	(799)
Decrease (increase) in other receivables and prepaid expenses	292	87	601	(224)
Decrease (increase) in inventories	(256)	(47)	(821)	(856)
Increase (decrease) in trade payables	1,087	(74)	551	31
Increase (decrease) in other liabilities and accrued expenses	538	(263)	289	1,214
Increase (decrease) in employee severance benefits, net	32	11	2	33
	(1,041)	699	(1,592)	(623)

Net cash provided by operating activities	1,647	3,649	4,530	6,542

Cash flows from investing activities:
Purchase of property and equipment	(1,967)	(475)	(7,914)	(1,186)
Insurance Proceeds	-	-	-	2,000
Investment in short-term bank deposits, net	(134)	-	(6,668)	-
Restricted deposits	-	-	-	192
Net cash provided by (used in) investing activities	(2,101)	(475)	(14,582)	1,006

Cash flows from financing activities:
Exercise of options	17	29	278	328
Repayment of long-term loans from bank	-	-	-	(3,348)
Issuance of shares, net	-	-	9,312	-
Net cash provided by (used in) financing activities	17	29	9,590	(3,020)

Effect of translation adjustments	108	(228)	(268)	(589)

Net increase (decrease) in cash and cash equivalents	(329)	2,975	(730)	3,939

Cash and cash equivalents at the beginning of the period	8,877	8,330	9,278	7,366

Cash and cash equivalents at the end of the period	8,548	11,305	8,548	11,305